EXHIBIT 2.2

EXECUTION COPY

*	The filed version of this Purchase Agreement omits the exhibits and schedules identified in the text of this Agreement. The registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities & Exchange Commission upon request.

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of April 14, 2014 by and among Aaron’s, Inc., a Georgia corporation (“Parent”), SP GE VIII-B Progressive Blocker Corp., a Delaware corporation (“GE VIII-B Blocker”), SP SD IV-B Progressive Blocker Corp., a Delaware corporation (“SD IV-B Blocker,” and collectively with GE VIII-B Blocker, the “Blocker Entities”), Summit Partners Growth Equity Fund VIII-B, L.P., a Delaware limited partnership (“GE VIII-B”) and Summit Partners Subordinated Debt Fund IV-B, L.P., a Delaware limited partnership (“SD IV-B,” and collectively with GE VIII-B, the “Blocker Owners” and each a “Blocker Owner”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them under that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Parent, Virtual Acquisition Company, LLC, a Delaware limited liability, Progressive Finance Holdings, LLC, a Delaware limited liability company (the “Company”), and John W. Robinson, III, as the initial Representative.

WHEREAS, GE VIII-B owns beneficially and of record all of the outstanding equity interests of GE VIII-B Blocker, comprised of 1,000 shares of common stock of GE VIII-B Blocker (the “GE VIII-B Shares”);

WHEREAS, SD IV-B owns beneficially and of record all of the outstanding equity interests of SD IV-B Blocker, comprised of 1,000 shares of common stock of SD IV-B Blocker (the “SD IV-B Shares,” and collectively with the GE VIII-B Shares, the “Blocker Interests”);

WHEREAS, through the Blocker Entities, the Blocker Owners hold those certain Company Units identified in Exhibit A attached hereto set forth opposite the name of such Blocker Owner (the “Blocker Units”);

WHEREAS, as a condition to the Merger and the other transactions contemplated by the Merger Agreement, the Blocker Owners have agreed to sell the Blocker Interests to Parent in lieu of selling the Blocker Units held by the Blocker Entities in the Merger;

WHEREAS, if the Blocker Entities were to participate in the Merger as a Unitholder, the Blocker Entities would be entitled to receive a portion of the Merger Consideration;

WHEREAS, in lieu of participating in the Merger, each Blocker Owner agrees to sell all of the issued and outstanding Blocker Interests in the Blocker Entity set forth opposite such Blocker Owner’s name on Exhibit A attached hereto to Parent pursuant to the terms and conditions of this Agreement;

WHEREAS, in furtherance of the foregoing, immediately prior to the Effective Time, each Blocker Owner desires to sell to Parent, and Parent desires to purchase from each Blocker Owner, its Blocker Interests, in accordance with the terms and conditions hereof;

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

Section 1. Purchase and Sale

1.1 Sale and Purchase.

(a) At the Closing, immediately prior to (and conditioned upon the occurrence of) the Effective Time, Parent agrees to (and hereby does) purchase from each Blocker Owner, and each Blocker Owner agrees to (and hereby does) sell, transfer and assign to Parent, its Blocker Interests, free and clear of any and all Liens, and Parent hereby agrees to pay to each Blocker Owner no later than the later of (i) the Business Day after submission of a properly completed Letter of Transmittal by the Blocker Owner, and (ii) the Business Day after the Closing, cash (without interest) representing such Blocker Owner’s respective portion of the Blocker Merger Consideration which would have represented the portion of the Merger Consideration payable to the Blocker Entity under the Merger Agreement but for the transactions contemplated by this Agreement set forth opposite such Blocker Owner’s name on Exhibit A attached hereto. The Escrow Funding Percentage of each Blocker Owner shall be set forth opposite such Blocker Owner’s name on Exhibit A attached hereto.

(b) Each Blocker Owner hereby directs Parent to deposit a portion of the Blocker Merger Consideration equal to such Blocker Owner’s Escrow Funding Percentage of the Escrow Amount, Special Escrow Amount, Adjustment Fund Amount and Representative Fund Amount in the Escrow Account to be held in escrow by the Escrow Agent and distributed pursuant to the Escrow Agreement as if such Blocker Owner was a Unitholder under the terms and conditions set forth in the Escrow Agreement.

(c) Notwithstanding any other provision in the Merger Agreement or this Agreement, the applicable Per Unit Consideration in respect of each of the Blocker Units that would otherwise be payable to the Blocker Entities out of the Merger Consideration pursuant to Section 1.4 of the Merger Agreement, subject to and in accordance with Section 1.5 of the Merger Agreement (including the escrow obligations described therein), instead shall be payable to the Blocker Owners (in lieu of the Blocker Entities) as the aggregate purchase price in exchange for all right, title and interest to the Blocker Interests pursuant to this Agreement. Notwithstanding anything to the contrary in this Agreement or in the Merger Agreement, in no event shall Parent and/or any of its Affiliates be required to pay any consideration to the Unitholders (including the Blocker Entities) and the Blocker Owners in an amount in the aggregate in excess of the Merger Consideration (as adjusted pursuant to the Merger Agreement) or at a time that is different than is contemplated by the Merger Agreement (except as provided in this Agreement).

1.2 Closing; Deliverables.

(a) The closing of the transactions contemplated by this Agreement shall take place on the Closing Date and be effective as of immediately prior to the Effective Time. Completion of the transactions contemplated by this Agreement is conditional upon the Closing of the Merger Agreement occurring.

(b) On the Closing Date, each Blocker Owner shall deliver, or cause to be delivered, to Parent certificates representing all of the Blocker Interests being sold hereunder, accompanied by a stock transfer power duly endorsed in blank relating to such certificates.

1.3 Representative. The Blocker Owners hereby acknowledge and agree that the Representative has been appointed as the true and lawful agent and attorney-in-fact of such Blocker Owners for all purposes under Section 7.10 of the Merger Agreement as if such Blocker Owners were Indemnifying Securityholders thereunder. The Blocker Owners also acknowledge and agree to all provisions of Section 7.10 of the Merger Agreement as expressly set forth therein, as if the Blocker Owners were Indemnifying Securityholders thereunder.

1.4 Further Assurances. From and after the Closing, the parties hereto shall do such acts and execute such documents and instruments as may be reasonably required to make effective the transactions contemplated hereby.

1.5 Withholding. Parent shall be entitled to deduct and withhold from each Blocker Owner’s respective portion of the Blocker Merger Consideration otherwise payable pursuant to this Agreement such amounts as Parent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of United States federal, state or local, or any foreign, Tax Law; provided that Parent shall have notified the Blocker Owners that it intends to deduct and withhold at least three (3) Business Days prior to the Closing Date or any subsequent date on which the applicable payment is to be made pursuant to this Agreement to provide the Blocker Owners with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid such withholding. To the extent that amounts are so withheld and paid over to the appropriate Tax Authority by Parent, such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Blocker Owners in respect of which Parent made such deduction and withholding.

Section 2. Representations and Warranties of the Blocker Owners

Each Blocker Owner severally and separately with respect to the Blocker Entity it owns only (and notwithstanding any implication herein to the contrary not with respect to the other Blocker Entity), but not jointly or jointly and severally, represents and warrants to Parent as follows:

2.1 Organization, Qualification and Power; Enforceability. Each Blocker Entity is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Each Blocker Entity is an entity which was formed solely for the purposes of investing in the Company and has not engaged in any other business activity other than the holding of the Blocker Units and such other activities related to the exercise of rights and the fulfillment of obligations arising under the purchase agreements relating to the acquisition of the Blocker Units by each Blocker Entity, the activities expressly contemplated by this Agreement and the charter Documents of the Company. Each Blocker Owner and the Blocker Entity has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate action on the part of each Blocker Entity and each Blocker Owner. This Agreement constitutes a valid and binding obligation of each Blocker Owner and each Blocker Entity, is enforceable against each Blocker Entity and each Blocker Owner in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights and remedies of creditors generally.

2.2 Capitalization and Related Matters.

(a) The issued and outstanding equity interests of each Blocker Entity and the number of Company Units held by each Blocker Entity is set forth on Exhibit A attached hereto. All the Blocker Interests have been duly authorized, have been validly issued and are fully paid and non-assessable.

(b) Each Blocker Owner owns its respective Blocker Interests free and clear of any and all Encumbrances. Each Blocker Entity owns its respective Blocker Units, free and clear of any and all Encumbrances, except for Encumbrances under the Charter Documents of the Company.

2.3 Tax Matters.

(a) Each Blocker Entity has filed all material Tax Returns that it was required to file. All such Tax Returns as so filed disclose all Taxes required to be paid for the periods covered thereby in all material respects. All such Tax Returns are true, correct and complete in all material respects. All material Taxes due and owing by each Blocker Entity (whether or not shown on any Tax Return) have been paid. Neither Blocker Entity currently is the beneficiary of any extension of time within which to file any Tax Return, which Tax Return has not yet been filed. There are no Encumbrances for Taxes upon any of the assets of either Blocker Entity other than for (i) Taxes not yet due and payable or (ii) for Taxes being contested in good faith through appropriate proceedings and adequately reserved for in accordance with GAAP. Each Blocker Entity has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed in all material respects.

(b) There is no dispute or claim concerning any Tax liability of either Blocker Entity claimed or raised by any authority in writing.

(c) Schedule 2.3(c) lists all material federal, state, local, and non-U.S. Tax Returns filed with respect to each Blocker Entity for taxable periods ended on or after December 31, 2010, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Blocker Owners have delivered to Parent correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by either Blocker Entity since December 31, 2010. No Blocker Entity has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which is still in effect.

(d) No Blocker Entity is a party to any agreement, contract, arrangement, or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local, or non-U.S. Tax law). No Blocker Entity is a party to or bound by any tax allocation or sharing agreement. No Blocker Entity (A) has been a member of an Affiliated Group filing a consolidated federal Income Tax Return or (B) has any liability for the Taxes of any person under Reg. §1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.

(f) No Blocker Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date;

(iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law);

(iv) installment sale or open transaction disposition made on or prior to the Closing Date (other than in the ordinary course of business); or

(v) prepaid amount received on or prior to the Closing Date (other than in the ordinary course of business).

(g) No Blocker Entity has distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.

(h) No Blocker Entity is or has been a party to any “listed transaction,” as defined in Code §6707A(c)(2) and Reg. §1.6011-4(b)(2).

(o) Limitation of Tax Representations and Warranties. The representations and warranties in this Section 2.3 are the sole and exclusive representations and warranties of the Blocker Owners concerning Tax matters of the Blocker Entities. Notwithstanding any provision in this Agreement to the contrary, the Blocker Owners make no representation as to the amount of, or limitations on, any net operating losses, tax credits or other tax attributes that the Blocker

Entities may have, and no breach or inaccuracy of any representation or warranty in this Section 2.3 shall entitle any Indemnified Person to be indemnified for Taxes in respect of any taxable period (or portion thereof) beginning after the Closing Date.

2.4 No Other Liabilities. No Blocker Entity has any liabilities or obligations, whether known or unknown, accrued, absolute, contingent, unliquidated or otherwise (and there is no valid basis for any such liability or obligation or any valid claim in respect thereof), other than any liabilities retained by the Blocker Entities for unpaid Taxes.

Section 3. Representations and Warranties of Parent

Parent represents and warrants to the Blocker Entities and the Blocker Owners as follows:

3.1 Organization, Qualification and Power; Enforceability. Parent is a corporation, duly organized, validly existing and in good standing under the laws of Georgia. Parent has the corporate power and authority, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate action on the part of Parent. This Agreement constitutes a valid and binding obligation of Parent, is enforceable against Parent in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights and remedies of creditors generally.

3.2 Other Representations and Warranties. Parent hereby acknowledges and agrees that all representations and warranties made by Parent pursuant to Article 3 of the Merger Agreement are incorporated herein as though fully set forth herein and made to each Blocker Owner mutatis mutandis.

Section 4. Covenants

4.1 Tax Covenants. Without the prior written consent of Parent, no Blocker Entity shall make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Blocker Entity (other than in the ordinary course of business), surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Blocker Entity (other than automatic extensions of time to file Tax Returns), or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of materially increasing the Tax liability of the Blocker Entity for any period ending after the Closing Date.

4.2 Transactions.

(a) It is the intent of the parties that:

(i) The transactions contemplated hereby and the Merger Agreement provide that the Blocker Units held by the Blocker Entities are excluded from the effect of the Merger and will be treated as sale of the Blocker Interests to Parent for all U.S. federal income tax purposes and not as sale of the underlying Blocker Units held by the Blocker Entities. For avoidance of doubt, the Blocker Merger Consideration payable in respect of the Blocker Units is being paid directly by Parent pursuant to this Agreement and not pursuant to the Merger Agreement.

(ii) Each Blocker Owner shall have no greater and no fewer rights or obligations with respect to the transactions, agreements, covenants, indemnities and other provisions of the Merger Agreement than such Blocker Owner would have had if, immediately prior to the Effective Time, the Blocker Units held by each Blocker Entity had instead been held directly by such Blocker Owner (in proportion to such Blocker Owner’s interest in such Blocker Entity) and been acquired by the Parent by virtue of the Merger pursuant to the Merger Agreement; provided, however, that nothing herein shall limit the rights or obligations of any Blocker Owner with respect to such Blocker Entity as expressly provided in this Agreement.

(iii) Each Indemnified Person shall have no greater and no fewer rights or obligations with respect to the transactions, agreements, covenants, indemnities and other provisions of the Merger Agreement than such Indemnified Person would have had if, immediately prior to the Effective Time, the Company Units held by the Blocker Entities had instead been held directly by such Blocker Owner (in proportion to such Blocker Owner’s interest in such Blocker Entity) and been acquired by the Parent by virtue of the Merger pursuant to the Merger Agreement, except that (for the avoidance of doubt) Parent will obtain no step-up in basis with respect to its acquisition of the Blocker Interests; provided, however, that nothing herein shall limit the rights or obligations of any Indemnified Person with respect to such Blocker Entity as expressly provided in this Agreement.

(b) Each party shall take such other actions and execute such other agreements as are reasonably necessary to assure that the transactions contemplated by the Merger Agreement and this Agreement, when taken together, equitably reflect the relative rights and obligations of the respective parties (including the rights of the Indemnified Persons and the Indemnifying Securityholders under the Merger Agreement) and the intent of the parties described in this Section 4.2.

(c) Without limiting the generality of the foregoing and notwithstanding anything contained in this Agreement or in the Merger Agreement to the contrary, no Indemnified Person shall have any obligations (including indemnity obligations) with respect to the ownership of the Blocker Units or as a Unitholder under the Merger Agreement.

Section 5. Closing Conditions

5.1 Merger. The obligations of the parties hereto to consummate the transactions contemplated hereby shall be subject to the consummation of the Merger.

5.2 FIRPTA Certificate. The obligation of Parent to consummate the transactions contemplated hereby shall be subject to the delivery by each Blocker Entity to Parent, at the Closing, of an affidavit, under penalties of perjury, stating that as to each Blocker Owner the Blocker Owner is not a “foreign person” within the meaning of Code §§1445 and 7701 (“Non-Foreign Person Statement”).

Section 6. Survival of Representations and Warranties; Indemnification

6.1 Survival of Representations and Warranties. Subject to the limitations and other provisions of this Agreement, the representations and warranties set forth in Sections 2.1, 2.2, 2.4, 3.1 and 3.2 shall survive the Closing and continue in perpetuity. The representations and warranties provided in Section 2.3 shall survive the Closing and continue in effect until the date that is 60 months after the Closing Date.

6.2 Indemnification of Parent. Following the closing of the transactions contemplated by this Agreement, the Indemnified Persons shall be indemnified and held harmless by each of the Blocker Owners, severally, but not jointly, from and against, any and all Losses actually incurred by any of them, resulting from or arising out of:

(a) any breach of any representation or warranty made by such Blocker Owner in this Agreement; and

(b) any breach by such Blocker Owner of any covenant of such Blocker Owner in this Agreement.

6.3 Indemnification of Blocker Owners. Following the closing of the transactions contemplated by this Agreement, the Blocker Owners and their affiliates, directors, officers, partners, employees, successors, assigns, representatives and agents shall be indemnified and held harmless by Parent from and against, any and all Losses actually incurred by any of them, resulting from or arising out of:

(a) any breach of any representation or warranty made by Parent in this Agreement or the Merger Agreement; and

(b) any breach by Parent of any covenant of Parent in this Agreement.

6.4 Limitation on Liability. Any indemnity payments payable under this Agreement by a Blocker Owner, including, without limitation any indemnity obligations arising under Section 7 of this Agreement, shall be limited to the portion of the Blocker Merger Consideration actually received by such Blocker Owner. In addition, in no event shall the Blocker Owners have any obligation to indemnify Parent or Indemnified Persons for any Taxes attributable to or resulting from actions taken by Parent after the Closing. The amount of Loss for which indemnification is provided under this ARTICLE 6 shall be net of any Tax benefits actually realized by an Indemnified Person in connection with such claim or recovery in the year of such indemnity payment or earlier.

6.5 Tax Matters. Notwithstanding any other provision of this Section 6, any indemnification with respect to Taxes shall be governed exclusively by Section 7 below; provided, however, that the limitations set forth in Section 6.4 of this Agreement shall also apply for purposes of Section 7.

Section 7. Tax Matters

7.1 Tax Indemnification.

(a) Each Blocker Owner shall individually and with respect to the Blocker Entity sold by it hereunder only (and not jointly and severally and notwithstanding any implication herein to the contrary not with respect to the Blocker Entity sold by the other Blocker Owner hereunder) indemnify the Blocker Entities, Parent, and each affiliate of Parent and hold them harmless from and against (i) all Taxes (or the non-payment thereof) of the Blocker Entity sold by such Blocker Owner hereunder for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), excluding Taxes due as a result of actions taken by Parent after the Closing, (ii) any and all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which such Blocker Entity (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, and (iii) any and all Taxes of any person (other than the Blocker Entities) imposed on a Blocker Entity as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing.

(b) Notwithstanding any provision of this Agreement to the contrary, the Blocker Owners’ obligation to indemnify Parent or Indemnified Persons for any Tax shall be limited to any Tax properly attributable to taxable periods or portions thereof ending on or before the Closing Date, excluding any Taxes due as a result of actions taken by Parent after the Closing.

7.2 Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), all Taxes and Tax liabilities with respect to the income, property or operations of Blocker Entities, that relate to the Straddle Periods shall be apportioned to the Pre-Closing Tax Period as follows: (A) in the case of Taxes other than income, sales and use and withholding Taxes, on a per-diem basis, and (B) in the case of income, sales and use and withholding Taxes, as determined from the books and records of the Blocker Entities as though the taxable year of the Blocker Entities or any relevant Subsidiary or partnership terminated at the close of business on the Closing Date; provided that the parties hereto acknowledge and agree that tax deduction related Third Party Expenses shall be reported on the Blocker Entities’ income Tax Return for its taxable year that ends on the Closing Date and shall be apportioned to the Pre-Closing Period of the Company, unless otherwise required by Law

7.3 Entry into Parent’s Consolidated Return. Parent and the Blocker Owners agree that (a) the US federal income tax year of the Blocker Entities will end at the end of the Closing Date, and (b) the Blocker Entities shall become members of Parent’s US federal income Tax consolidated return at the end of the Closing Date.

Parent shall not make any election under Code Section 338 (or any similar provision under state, local, or non-US law) with respect to the Blocker Entities.

7.3 Responsibility for Filing Tax Returns.

(i) The Blocker Owners (or their designees) shall prepare, or cause to be prepared, all Tax Returns for the Blocker Entities for all taxable periods ending on or before the Closing Date (each a “Pre-Closing Tax Return”) and the Parties agree that the Pre-Closing Tax Returns shall be prepared in a manner consistent with the Blocker Entities’ past practices. Parent shall cooperate with the Blocker Owners in filing such Pre-Closing Tax Returns, including causing the Blocker Entities to sign such returns. At least twenty (20) days prior to the date on which any Pre-Closing Tax Return is required to be filed (taking into account any valid extensions), the Blocker Owners shall submit such Pre-Closing Tax Return to Parent for Parent’s review. Parent shall provide written notice to the Blocker Owners of its disagreement with any items in such Pre-Closing Tax Return within ten (10) days of its receipt of such Pre-Closing Tax Return, and if Parent fails to provide such notice, such Pre-Closing Tax Return shall become final and binding upon the parties hereto, and Parent shall file such Pre-Closing Tax Return as prepared by the Blocker Owners.

(ii) Parent (or its designee) shall prepare, or cause to be prepared, all Tax Returns for the Blocker Entities for all Straddle Periods (“Straddle Period Tax Returns”) and the Parties agree that the Straddle Period Tax Returns shall be prepared in a manner consistent with the Blocker Entities’ past practices. At least twenty (20) days prior to the date on which any Straddle Period Tax Return is required to be filed (taking into account any valid extensions), Parent shall submit such Straddle Period Tax Returns to the Blocker Owners for the Blocker Owner’s review. The Blocker Owners shall provide written notice to Parent of its disagreement with any items in such Straddle Period Tax Return within ten (10) days of its receipt of such Straddle Period Tax Return, and if the Blocker Owners fail to provide such notice, such Straddle Period Tax Return shall become final and binding upon the parties hereto.

(iv) Neither Parent nor any of its Affiliates shall (or shall cause or permit the Blocker Entities to) amend, originally file, refile or otherwise modify, or consent to any settlement or payment involving a Tax Matter with respect to any Tax Return relating in whole or in part to the Blocker Entities with respect to any Pre-Closing Period or with respect to any Straddle Period, if such amendment, refiling or other modification or consent to any settlement or payment may increase the amount payable by any Blocker Owner in respect of Taxes of the Blocker Entities or otherwise cause a material adverse Tax consequence to any or all of the Blocker Owners, without the written consent of the Blocker Owners.

7.4 Refunds and Tax Benefits. The Blocker Owners will be entitled to any credits and refunds (including any interest in respect thereof) with respect to any Pre-Closing Period received by Parent or the Blocker Entities, and any amounts of overpayments of Tax credited against Tax that Parent or the Blocker Entities otherwise would be or would have been required to pay, and Parent shall pay over to the Blocker Owners any such amounts within fifteen (15) days after the receipt or entitlement of such refund or credit.

7.5 Cooperation on Tax Matters.

(a) Parent, the Blocker Entities and the Blocker Owners shall cooperate fully, as and to the extent reasonably requested by another party, in connection with the filing of Tax Returns pursuant to this Section 7 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Blocker Entities and Blocker Owners agree (A) to retain all books and records with respect to Tax matters pertinent to the Blocker Entities relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Parent or the Blocker Owners, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Blocker Entities or Parent, as the case may be, shall allow the other party to take possession of such books and records.

(b) Parent and the Blocker Owners further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person as may be reasonably necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(c) Parent and Blocker Owners further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Code §6043, or Code §6043A, or Treasury Regulations promulgated thereunder.

7.6 Tax-Sharing Agreements. All tax-sharing agreements or similar agreements with respect to or involving a Blocker Entity shall be terminated as of the Closing Date and, after the Closing Date, the Blocker Entities shall not be bound thereby or have any liability thereunder.

7.7 Certain Taxes and Fees. All transfer, value added, excise, stock transfer, stamp, recording, registration and similar Taxes incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne fifty percent (50%) by Parent and fifty percent (50%) by the Blocker Owners.

7.8 Tax Controversies.

(i) After the Closing Date, the Blocker Owners and Parent shall each notify the other in writing within ten (10) days of the commencement of any Tax Matter with respect to the Blockers for Pre-Closing Tax Periods or if such Tax Matter could be grounds for indemnification under this Agreement. Such notice shall contain factual information describing any such Tax Matter and shall include copies of any notice or other document received from any Tax Authority with respect to such Tax Matter.

(ii) In the case of any Tax Matter for any taxable period ending on or before the Closing Date with respect to the Blockers, the Blocker Owners shall have the right, at their expense, to control the conduct of such Tax Matter; provided that Parent may participate in the conduct of such Tax Matter at its own expense and the Blocker Owners shall not settle any such Tax Matter without the consent of Parent, which consent shall not be unreasonably withheld, conditioned, or delayed.

(iii) In the case of any Tax Matter for any taxable period of the Blockers ending after the Closing Date, Parent shall have the right, at its expense, to control the conduct of such Tax Matter; provided that, if such Tax Matter could be grounds for indemnification under this Agreement, then the Blocker Owners may participate in the conduct of such Tax Matter at their own expense and Parent shall not settle any such Tax Matter without the consent of the Blocker Owners, which consent shall not be unreasonably withheld, conditioned, or delayed.

Section 8. General

8.1 Notices. All notices, deliveries and other communications pursuant to this Agreement will be in writing and will be deemed given if delivered personally, telecopied or delivered by globally recognized express delivery service to the parties at the addresses or facsimile numbers set forth below or to such other address or facsimile number as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice, delivery or communication will be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of telecopy, on the Business Day after the day that the party giving notice receives electronic confirmation of sending from the sending telecopy machine, and (c) in the case of a globally recognized express delivery service, on the Business Day that receipt by the addressee is confirmed pursuant to the service’s systems:

If to Parent or a Blocker Entity:	Copy to:

Aaron’s, Inc. 309 East Paces Ferry Road NE Atlanta, Georgia 30305 Attn: General Counsel Email: robert.kamerschen@aarons.com Facsimile: [redacted]	Kilpatrick Townsend & Stockton, LLP 1100 Peachtree Street, Suite 2800 Atlanta, Georgia 30309-4528 Attention: W. Benjamin Barkley Email: bbarkley@kilpatricktownsend.com Facsimile: [redacted]

If to a Blocker Owner:	Copy to:

c/o Summit Partners 222 Berkeley Street, 18th Floor Boston, Massachusetts 02116 Attention: Joseph Trustey Email: jtrustey@summitpartners.com Facsimile[redacted]	Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 Attention: Brian C. Van Klompenberg, P.C. Email: brian.vanklompenberg@kirkland.com Facsimile: [redacted]

If to Representative:	Copy to:

John W. Robinson III 4665 Willowbrook Lane Wilson, WY 83014 Email: john.robinson@progfinance.com Facsimile: [redacted]	Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 Attention: Brian C. Van Klompenberg, P.C. Email: brian.vanklompenberg@kirkland.com Facsimile: [redacted]

8.2 Entire Agreement. This Agreement, the Merger Agreement, the Escrow Agreement, the Letters of Transmittal and the other documents contemplated hereby and thereby and the Schedules and Exhibits hereto and thereto embody the entire agreement and understanding of the parties with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings relative to such subject matter.

8.3 Assignment; Binding Agreement. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties hereto and their respective successors, heirs, devisees, legatees, legal representatives and permitted assigns (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise). Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be transferred, delegated, or assigned (by operation of Law or otherwise) by Parent without the prior written consent of the applicable Blocker Owner (which consent shall not be unreasonably withheld) or by a Blocker Owner or Blocker Entity without the prior written consent of Parent (which consent shall not be unreasonably withheld.

8.4 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or by electronic delivery in Adobe Portable Document Format or other electronic format based on common standards will be effective as delivery of a manually executed counterpart of this Agreement.

8.5 Headings; Interpretation. The Article and Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of the Agreement. Each reference in this Agreement to an Article, Section, Schedule or Exhibit, unless otherwise indicated, shall mean an Article or a Section of this Agreement or a Schedule or Exhibit attached to this Agreement, respectively. References herein to “days,” unless otherwise indicated, are to consecutive calendar days. Each party hereto has participated substantially in the negotiation and drafting of this Agreement and each party agrees that any ambiguity herein should not be construed against the draftsman. Whenever required by the context, any gender shall include any other gender, the singular shall include the plural and the plural shall include the singular.

8.6 Expenses. Parent shall pay the fees and expenses of its counsel, accountants, experts, other representative and all other expenses incurred by any of them incident or relating to the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby, and the performance by it of its obligations hereunder. All expenses of the Blocker Owners or the Blocker Entities or the Company shall be paid pursuant to Section 1.4 of the Merger Agreement if the Closing shall occur or by the Company if this Agreement is terminated.

8.7 Remedies Cumulative. Except as otherwise expressly provided herein, all rights and remedies of the parties under this Agreement are cumulative and without prejudice to any other rights or remedies under Law.

8.8 Governing Law. This Agreement shall in all respects be construed in accordance with and governed by the substantive laws of the State of Delaware, without reference to its choice of law rules.

8.9 Dispute Resolution, Venue and Governing Law; WAIVER OF JURY TRIAL. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. THE PARTIES TO THIS AGREEMENT EACH HEREBY KNOWINGLY AND INTENTIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM,

DEMAND, ACTION, CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE AGREEMENT AND CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

8.11 Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

8.13 Severability. If any term or provision of this Agreement or the application of any such term or provision to any Person or circumstance is held by final judgment of a court of competent jurisdiction or arbiter to be invalid, illegal or unenforceable in any situation in any jurisdiction, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect. If the final judgment of such court or arbitrator declares that any term or provision hereof is invalid, void or unenforceable, the parties agree to, as applicable, (a) reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or (b) replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the original intention of the invalid, illegal or unenforceable term or provision.

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IN WITNESS WHEREOF, the parties have executed this Purchase Agreement or have caused this Purchase Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

AARON’S, INC.

By:	/s/ Gilbert L. Danielson
Name:	Gilbert L. Danielson
Title:	Executive Vice President and Chief
Financial Officer

SUMMIT PARTNERS SUBORDINATED
DEBT FUND IV-B, L.P.

By:	Summit Partners SD IV, L.P.
Its:	General Partner

By:	Summit Partners SD IV, LLC
Its:	General Partner

By:	/s/ Joseph F. Trustey
Name:	Joseph F. Trustey
Title:	Authorized Signatory

SUMMIT PARTNERS GROWTH EQUITY
FUND VIII-B, L.P.

By:	Summit Partners GE VII, L.P.
Its:	General Partner

By:	Summit Partners GE VIII, LLC
Its:	General Partner

By:	/s/ Joseph F. Trustey
Name:	Joseph F. Trustey
Title:	Authorized Signatory

SP GE VIII-B PROGRESSIVE BLOCKER
CORP.

By:	/s/ Joseph F. Trustey
Name:	Joseph F. Trustey
Title:	Authorized Signatory

SP SD IV-B PROGRESSIVE BLOCKER CORP.

By:	/s/ Joseph F. Trustey
Name:	Joseph F. Trustey
Title:	Authorized Signatory

Acknowledged and agreed to:

REPRESENTATIVE:

By:	/s/ John W. Robinson, III
Name:	John W. Robinson, III